UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

Pfenex Inc.

(Name of Subject Company)

Pelican Acquisition Sub, Inc.

(Offeror)

a wholly-owned subsidiary of

Ligand Pharmaceuticals Incorporated

(Offeror)

(Name of Filing Persons and Offerors)

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

717071104

(Cusip Number of Class of Securities)

John L. Higgins

Chief Executive Officer

Ligand Pharmaceuticals Incorporated

3911 Sorrento Valley Boulevard, Suite 110

San Diego, CA 92121

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Matthew T. Bush, Esq.

R. Scott Shean, Esq.

Anthony Gostanian, Esq.

Latham & Watkins LLP

12670 High Bluff Drive

San Diego, CA 92130

(858) 523-5400

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$489,001,004.56	$63,472.34

*

Estimated solely for purposes of calculating the filing fee. The transaction value was determined by multiplying $12.56, the average of the high and low sales prices per share of Pfenex Inc. (“Pfenex”) common stock, par value $0.001 per share (collectively, the “Shares”), on August 27, 2020, as reported by the New York Stock Exchange American by 38,933,201 Shares (which consists of (i) 34,315,550 Shares outstanding and (ii) 4,617,651 Shares issuable pursuant to outstanding options to purchase Pfenex Shares with an exercise price of less than or equal to $12.00 per Share). The calculation of the filing fee is based on information provided by Pfenex as of August 27, 2020.

**

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2020, issued August 23, 2019, by multiplying the transaction value by 0.0001298

☒

Check the box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $63,472.34	Filing Party: Ligand Pharmaceuticals Incorporated and Pelican Acquisition Sub, Inc.
Form or Registration No.: Schedule TO-T	Date Filed: August 31, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as further amended and supplemented, the “Schedule TO”), filed with the United States Securities and Exchange Commission on August 31, 2020 by Pelican Acquisition Sub, Inc. (the “Purchaser”), a Delaware corporation and a wholly-owned subsidiary of Ligand Pharmaceuticals Incorporated (“Ligand”), a Delaware corporation, to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Pfenex Inc. (“Pfenex”), a Delaware corporation, at a price of $12.00 per Share, in cash, plus a contingent value right (“CVR”), which shall represent the right to receive a contingent payment of $2.00 in cash, without interest and less any applicable withholding taxes, if a specified milestone is achieved, pursuant to an Agreement and Plan of Merger, dated as of August 10, 2020, and subject to the conditions described in the offer to purchase, dated August 31, 2020 (the “Offer to Purchase”), and in the related letter of transmittal (the “Letter of Transmittal”), copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, which Offer to Purchase and Letter of Transmittal collectively constitute the “Offer.”

The information in the Offer to Purchase and the Letter of Transmittal is incorporated in this Amendment by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Items 1, 4, 7 and 11.

The Offer to Purchase and Items 1, 4, 7 and 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as set forth below.

1.	The final paragraph under the heading “What are the most significant conditions to the Offer” in the Summary Term Sheet of the Offer to Purchase is amended in its entirety as follows:

“The foregoing conditions are for the sole benefit of us and may be asserted by us regardless of the circumstances giving rise to any such conditions (except if any breach of the Merger Agreement or other action or inaction by Ligand or us has been a principal cause of or resulted in the failure or the non-satisfaction of any such condition) and may be waived by us in whole or in part at any time and from time to time in our sole discretion, in each case subject to the terms of the Merger Agreement and the applicable rules and regulations of the SEC; provided, however, that the Minimum Condition, the receipt of evidence of the expiration or early termination of the applicable waiting period under the HSR Act and the condition that no law or order be enacted prohibiting the consummation of the Offer and the Merger are not waivable by us and may not be waived by us.”

2.

The following sentence is inserted after the last bullet point under the heading “Is your financial condition relevant to my decision to tender into the Offer?” in the Summary Term Sheet of the Offer to Purchase:

“While, for the reasons stated above, we do not believe our financial condition is relevant to a decision by the holders of Shares whether to tender Shares and accept the Offer, holders of Shares should consider the following in connection with their decision to tender Shares and accept the Offer:

•

Ligand’s financial condition could deteriorate such that it would not have the necessary cash or cash equivalents to provide to Purchaser to make the required payments under the Merger Agreement and the CVR Agreement;

•	holders of CVRs will have no greater rights against Ligand and Purchaser than those accorded to general unsecured creditors under applicable law;

•	the rights of holders of CVRs will be effectively subordinated in right of payment to all of Ligand’s and Purchaser’s secured obligations to the extent of the collateral securing such obligations;

•

the CVRs will be effectively subordinated in right of payment to all existing and future indebtedness, claims of holders of capital stock and other liabilities, including trade payables, in each case of Ligand’s subsidiaries; and

•

the filing of a bankruptcy petition by, or on behalf of, Ligand or Purchaser may prevent Ligand or Purchaser, as applicable, from making some or all payments that become payable with respect to the CVRs.”

3.

The sentence “All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us in our sole discretion.” in Section 2 – “Acceptance for Payment and Payment for Shares” of the Offer to Purchase is amended by including the following at the end of such sentence:

“, subject to the rights of the tendering holders of Shares to challenge our determination in a court of competent jurisdiction.”

4.

The first sentence under the heading “Determination of Validity” in Section 3 - “Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase is amended by including the following at the end of such sentence:

“, subject to the rights of the tendering holders of Shares to challenge our determination in a court of competent jurisdiction.”

5.	The last sentence under the heading “Determination of Validity” in Section 3 - “Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase is amended in its entirety as follows:

“Our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be determined by us in our reasonable judgement.”

6.	The following sentence is inserted at the end of Section 9 – “Source and Amount of Funds” of the Offer to Purchase:

“While, for the reasons stated above, we do not believe our financial condition is relevant to a decision by the holders of Shares whether to tender Shares and accept the Offer, holders of Shares should consider the following in connection with their decision to tender Shares and accept the Offer:

•

Ligand’s financial condition could deteriorate such that it would not have the necessary cash or cash equivalents to provide to Purchaser to make the required payments under the Merger Agreement and the CVR Agreement;

•	holders of CVRs will have no greater rights against Ligand and Purchaser than those accorded to general unsecured creditors under applicable law;

•	the rights of holders of CVRs will be effectively subordinated in right of payment to all of Ligand’s and Purchaser’s secured obligations to the extent of the collateral securing such obligations;

•

the CVRs will be effectively subordinated in right of payment to all existing and future indebtedness, claims of holders of capital stock and other liabilities, including trade payables, in each case of Ligand’s subsidiaries; and

•

the filing of a bankruptcy petition by, or on behalf of, Ligand or Purchaser may prevent Ligand or Purchaser, as applicable, from making some or all payments that become payable with respect to the CVRs.”

7.

The second sentence under the heading “Terms and Conditions of the Offer” under Section 11 – “The Merger Agreement; Other Agreements – The Merger Agreement” of the Offer to Purchase is amended in its entirety as follows:

“The Offer conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such conditions (except if any breach of the Merger Agreement or other action or inaction by Ligand or us has been a principal cause of or resulted in the failure or the non-satisfaction of any such condition) and, except as set forth in the following proviso, may be waived by us in whole or in part at any time and from time to time in our sole discretion; provided, however, that without Pfenex’s prior written consent, in its sole discretion, we may not (and Ligand will not permit us to) (i) waive (A) the Minimum Condition, (B) the expiration or termination of any waiting period (and extensions thereof) applicable to the transactions contemplated by the Merger Agreement under the HSR Act, and (C) the requirement that no law or order be enacted prohibiting the consummation of the Offer and the Merger, or (ii) make any change in the terms of or conditions to the Offer that (A) decreases the Offer Price or the number of Shares sought in the Offer (other than in the manner required by the Merger Agreement), (B) extend the Offer (other than in a manner required or permitted by the Merger Agreement), (C) impose conditions on the Offer (other than those described in Section 15—“Conditions to the Offer”), (D) modify the conditions to the Offer in any manner materially adverse to the holders of Shares, (E) amends the terms of the CVR Agreement in any manner that is adverse to the holders of Shares or Pfenex Options, or (F) amend any other term or condition of the Offer in any manner that is materially adverse to the holders of Shares.”

8.	The introductory paragraph to Section 15 – “Conditions to the Offer” in the Offer to Purchase is amended in its entirety as follows:

“Notwithstanding any other provisions of the Offer or the Merger Agreement and in addition to the Purchaser’s rights to extend, amend or terminate the Offer in accordance with the provisions of the Merger Agreement and applicable law (such rights to extend, terminate or modify the Offer pursuant to the terms and conditions of the Merger Agreement are described above in Section 11 – “The Merger Agreement; Other Agreements – Merger Agreement – Extensions of the Offer”), we will not be required to accept for payment or pay for, and may delay the acceptance for payment of, and the payment for, any validly tendered Shares, if, as of the Expiration Date:”

9.	The seventh bullet immediately following the introductory paragraph to Section 15 – “Conditions to the Offer” is amended in its entirety as follows:

“•    Pfenex fails to deliver a certificate of Pfenex, executed by an executive officer of Pfenex, certifying that the conditions to the Offer set forth in the three immediately preceding bullets have been satisfied;”

10.	Section 15 – “Conditions to the Offer” in the Offer to Purchase is amended by adding the following as a new paragraph following last paragraph in such section:

“Notwithstanding the foregoing, Ligand and the Purchaser will promptly inform shareholders if a material condition to the Offer has been waived and file an amendment to the Schedule TO. The failure of Ligand or the Purchaser to assert a condition to the Offer that is not satisfied at the Expiration Date shall be deemed to constitute a waiver by Ligand and the Purchaser of such condition to the Offer. In addition, depending on the materiality of the waived condition and the number of days remaining in the Offer, Ligand and the Purchaser may be required to disseminate additional tender offer materials and/or extend the Offer to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act.”

11.

The section under the heading “Litigation” under Section 17 – “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby amended and supplemented by adding the following paragraph as a new penultimate paragraph:

“On September 14, 2020, a complaint was filed in the United States District Court for the Southern District of California by a purported stockholder, Elizabeth Naglich, individually, against Pfenex and the Board of Directors of Pfenex. The complaint alleges that the Schedule 14D-9 omits material information or contains misleading disclosures and that, as a result, (a) all defendants violated Section 14(e) of the Exchange Act, (b) all defendants violated Section 14(d)(4) of the Exchange Act, and (c) each member of the Board of Directors of Pfenex violated Section 20(a) of the Exchange Act. The complaint seeks, among other things, (1) to enjoin the proceeding and consummation of the Offer and the Merger unless or until the defendants file revised disclosures; (2) in the event the Offer and the Merger are consummated, rescission, setting it aside, or awarding rescissory damages; and (3) plaintiff’s attorneys’ and experts’ fees and expenses. The defendants believe the claims asserted in the complaint are without merit.”

EXHIBIT INDEX

Index No.

(a)(1)(i)	Offer to Purchase dated August 31, 2020.*

(a)(1)(ii)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Summary Advertisement as published in The New York Times on August 31, 2020.*

(a)(5)(i)	Joint press release issued by Ligand Pharmaceuticals Incorporated and Pfenex Inc. announcing the signing of the Agreement and Plan of Merger on August 10, 2020 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Ligand Pharmaceuticals Incorporated with the SEC on August 11, 2020).*

(a)(5)(ii)	Social media content issued on August 10, 2020 by Ligand Pharmaceuticals Incorporated (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Ligand Pharmaceuticals Incorporated with the SEC on August 11, 2020).*

(a)(5)(iii)	Form of email to Pfenex Inc. partners, first used August 10, 2020 (incorporated by reference to Exhibit 99.3 to the Schedule 14D-9 filed by Pfenex Inc. with the SEC on August 11, 2020).*

(a)(5)(iv)	Pfenex Inc. Employee Q&A, first used August 10, 2020 (incorporated by reference to Exhibit 99.4 to the Schedule 14D-9 filed by Pfenex Inc. with the SEC on August 11, 2020).*

(a)(5)(v)	Pfenex Inc. Employee Townhall Slides, first used August 10, 2020 (incorporated by reference to Exhibit 99.5 to the Schedule 14D-9 filed by Pfenex Inc. with the SEC on August 11, 2020).*

(a)(5)(vi)	Form of email to Pfenex Inc. employees regarding ESPP Plan, first used August 10, 2020 (incorporated by reference to Exhibit 99.6 to the Schedule 14D-9 filed by Pfenex Inc. with the SEC on August 11, 2020).*

(a)(5)(vii)	Form of email to Pfenex Inc. employees regarding ESPP Plan, first used August 13, 2020 (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9 filed by Pfenex Inc. with the SEC on August 13, 2020).*

(a)(5)(viii)	Press release issued by Ligand Pharmaceuticals Incorporated announcing commencement of the Offer on August 31, 2020.*

(a)(5)(ix)	Email Regarding ESPP Plan to Employees, first used August 13, 2020 (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9 filed by Pfenex Inc. with the SEC on August 13, 2020).*

(a)(5)(x)	Notice to Optionholders and Employee FAQ, first used August 21, 2020 (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9 filed by Pfenex Inc. with the SEC on August 24, 2020).*

(b)	Not Applicable.

(d)(1)	Agreement and Plan of Merger, dated August 10, 2020, by and among Ligand Pharmaceuticals Incorporated, Pelican Acquisition Sub, Inc. and Pfenex Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Ligand Pharmaceuticals Incorporated with the SEC on August 11, 2020).*

(d)(2)	Confidentiality Agreement, dated May 20, 2020, by and between Ligand Pharmaceuticals Incorporated and Pfenex Inc.*

(d)(3)	Tender and Support Agreement, dated August 10, 2020, by and among Ligand Pharmaceuticals Incorporated, Pelican Acquisition Sub, Inc., Eef Schimmelpennink, Martin Brenner, Patrick K. Lucy, Shawn Scranton, Robin D. Campbell, Jason Grenfell-Gardner, Magda Marquet, Lorianne Masuoka, Phillip Schneider and John M. Taylor (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Ligand Pharmaceuticals Incorporated with the SEC on August 11, 2020).*

(d)(4)	Form of Contingent Value Rights Agreement (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Ligand Pharmaceuticals Incorporated with the SEC on August 11, 2020).*

(g)	Not Applicable.

(h)	Not Applicable.

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 16, 2020

PELICAN ACQUISITION SUB, INC.

By:	/s/ Charles S. Berkman
Name:	Charles S. Berkman
Title:	Senior Vice President, General Counsel and Secretary

LIGAND PHARMACEUTICALS INCORPORATED

By:	/s/ Charles S. Berkman
Name:	Charles S. Berkman
Title:	Senior Vice President, General Counsel and Secretary